**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**February 14, 2012**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Broadridge Financial Solutions, Inc.**

**File No. 001-33220 - CF#27873**

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   Broadridge Financial Solutions, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 7, 2012.

   Based on representations by Broadridge Financial Solutions, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

      Exhibit 10.1    through March 31, 2020

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

      Brigitte Lippmann
      Special Counsel